Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 22-422-4726 hugheshubbard.com

June 25, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter Dated June 9, 2014

Regarding Chindex International, Inc.

Schedule 13E-3
Filed by Chindex International, Inc., et al.

Filed May 15, 2014

File No. 5-53133

and

Preliminary Proxy Statement on Schedule 14A

Filed May 15, 2014
File No. 1-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”). Reference is made to the Staff’s comment letter dated June 9, 2014 to the Company regarding the above referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Set forth below in bold typeface are the Staff’s comments, each of which is followed by responses on behalf of the Company.

We have filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Schedule 13E-3 and the Amended Proxy Statement, as applicable. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement.

Schedule 13E-3

1.	Explain why Ms. Silverberg and Mr. Pemble are not included as filers on the Schedule 13E-3. We note that both are executive officers and directors of the

Company and will become executive officers of the surviving entity and directors of Parent and the surviving entity after the merger. Both have entered into agreements with the filing persons to support the merger. Your analysis should note whether either Ms. Silverberg or Mr. Pemble may become Additional Rollover Stockholders if they are not currently expected to roll over their existing equity interest in the Company pursuant to the Merger Agreement. If they will retain an equity interest in the Company after the merger, so state and describe their equity interest. We may have additional comments after reviewing your response.

1.	The Company respectfully advises the Staff that Ms. Silverberg and Mr. Pemble are not included as filers on the Schedule 13E-3 because they are not “engaged in” the present Rule 13E-3 transaction. The Commission has noted, in Compliance and Disclosure Interpretation (“CD&I”) 201.05, that members of the target company’s management will likely be deemed to have “engaged in” a transaction if they would “hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies . . . whether through the ownership of voting securities, by contract, or otherwise’).” Additionally, CD&I 201.01 notes that members of management will be more likely required to file a Schedule 13E-3 if the transaction would lead to increases in consideration to be received by management or alterations in management’s employment agreements favorable to such management.

Ms. Silverberg and Mr. Pemble are not engaged in the present transaction based on the above factors promulgated by the Commission. First, to specifically address the Staff’s question regarding whether Ms. Silverberg or Mr. Pemble will become an “Additional Rollover Stockholder”, neither will become one. Second, although Ms. Silverberg and Mr. Pemble will continue to serve the surviving company in their capacities as officers, no change will be introduced to their employment agreements with the Company, which will continue to be in full force and effect. Additionally, Mr. Pemble’s employment will be interim in nature as Mr. Pemble intends to remain as an executive officer only through a transition period of approximately one year. As part of this transition, a new CFO is expected to be appointed within 100 days after closing in accordance with the term sheet attached to the Support Agreement. Third, although both Ms. Silverberg and Mr. Pemble will initially serve on the board of directors of the holding company of the surviving company, they constitute only a minority of the board. They will not be in any position to exercise “control” over the surviving company. They will receive customary compensation for their services as directors, which may include a combination of cash and equity interests in the surviving company.

Furthermore, other than the Support Agreement, neither Ms. Silverberg nor Mr. Pemble participated, in their capacities as shareholders, in the negotiation or documentation of the going private transaction. Ms. Silverberg and Mr. Pemble signed the Support Agreement solely to commit to vote their respective shares to support the Merger at any shareholders meeting of the target company held for such purpose. As reflected in CD&Is 201.05 and 201.06, Rule 13E-3 disclosure was designed primarily to address transactions where the management participated “on both sides” of a transaction.

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The Company thus respectfully submits that as almost none of the factors considered material by the Commission are present with respect to Ms. Silverberg and Mr. Pemble, neither of these individuals should be included as filers on the Schedule 13E-3.

2.	Explain why TPG Asia, Inc. is not included as a filer on the Schedule 13E-3. We note that TPG Asia initiated the current transaction when it approached Mr. Lipson about a merger in 2011. Your response should describe the relationship between that entity and its affiliate TPG Asia VI, L.P.

2.	TPG Asia, Inc. (“TPG Asia”) is an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of TPG Asia VI, L.P. (“TPG”). In response to the Staff's comment, TPG Asia has been added as a filing person in the Amended Schedule 13E-3.

3.	We note the disclosure on page 2 of the proxy statement to the effect that “Additional Rollover Stockholders” may comprise “no more than 50 employees of the Company as agreed between Parent and the Company up to two days before the special meeting.” To the extent that these Additional Rollover Stockholders are subject to Rule 13E-3, they must satisfy the disclosure, dissemination and timing requirements of Rule 13E-3 and Schedule 13E-3. To the extent that they are identified only two days before the special meet, it is not clear how this would be possible. In your response letter, please identify current officers, directors or greater than 5% shareholders of Chindex who are among the fifty employees who could be selected as Additional Rollover Stockholders. Describe each person’s current position with the Company, their current equity ownership in Chindex, and any relationship with any other filing person on the Schedule 13E-3 other than the Company. State the aggregate equity stake allocated to the Additional Rollover Stockholders (including the Co-Invest Award for which they are eligible). We may have additional comments.

3.	The Company respectfully advises the Staff that as of the date of the Amended Proxy Statement, Parent and the Company have not determined the list of no more than fifty employees who may become Additional Rollover Stockholders and no discussions with these Additional Rollover Stockholders have been initiated. In any event, the Buyer Consortium has advised that it does not expect the Additional Rollover Stockholders will hold in the aggregate (including in respect of Co-Invest Awards) more than 2.5% of the equity in Parent after the merger. The Company expects the maximum aggregate number of outstanding shares to be contributed to Parent by the Additional Rollover Stockholders to be included in the definitive proxy statement. In response to the Staff's comment, the disclosure has been revised on page 2 of the Amended Proxy Statement.

Even if the Additional Rollover Stockholders are not identified at the time of the definitive proxy statement, the Company does not believe that any of the Additional Rollover Stockholders would be considered “affiliates” of the Company subject to Rule 13E-3. According to Rule 13E-3(a)(1), an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The term “control” means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”

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under Rule 12b-2. Since none of the contemplated Additional Rollover Stockholders are directors or greater than 5% shareholders of the Company and each of their equity stakes is minimal, none of them have the power to direct or cause the direction of the management and policies of the Company. Therefore the Additional Rollover Stockholders are not affiliates of the Company.

In addition, the issue of whether a person is “engaged” in a going private transaction depends on the particular facts and circumstances of the transaction. The Commission has stated that, with respect to management, relevant factors to consider include whether such person would: (i) hold a material amount of the surviving company’s outstanding equity securities; (ii) occupy seats on the board of [the surviving] company in addition to senior management positions; or (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b−2 (i.e. “possession, direct or indirect, of the power to direct or cause the direction of the management and policies . . . whether through the ownership of voting securities, by contract, or otherwise”). See Current Issues and Rulemaking Project dated November 14, 2000, Section II.D.3. As mentioned above, the Additional Rollover Stockholders would not (i) hold a material amount of the surviving company’s outstanding equity securities; (ii) occupy seats on the board of the surviving company in addition to management positions; or (iii) otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b−2. In addition, since no discussions were initiated with the Additional Rollover Stockholders and no agreements were entered into with the Additional Rollover Stockholders until after the transaction was entered into, they took no part in the negotiations or evaluation of the transaction. Therefore the Additional Rollover Stockholders are not “engaged” in the present Rule 13E-3 transaction.

For these reasons, the Company respectfully submits to the Staff that the Additional Rollover Stockholders are not “affiliates” of the Company and not “engaged” in a going private transaction, therefore they should not be included as 13E-3 filing persons and are not subject to Rule 13E-3.

PREM14A

Summary Term Sheet – What vote is required for the adoption of the Merger Agreement, page 3

4.	See our last comment above. The shares held by the Additional Rollover Stockholders also impact the vote needed to approve the Merger Agreement, since those shares are considered part of the excluded shares.

4.	In response to the Staff’s comment, please see the response to comment 3 above. The disclosure has been revised on pages 3 and 94 of the Amended Proxy Statement.

5.	Excluded Holders include “other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub” and “any affiliates or associates of any of the foregoing.” Identify the individuals who have an equity interest or the right to acquire an equity interest in Parent or Merger Sub. In addition, identify the affiliates and associates referenced. For all of these individuals or entities, state the number of shares they own or have the right to acquire in

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Chindex that would be considered excluded shares for purposes of the vote needed to approve the merger.

5.	The Company has been advised by the Buyer Consortium that (i) there are no individuals who have an equity interest or the right to acquire an equity interest in Parent or Merger Sub other than Ms. Lipson and the Additional Rollover Stockholders and (ii) the only entities that have an equity interest or the right to acquire an equity interest in Parent or Merger Sub are TPG, Fosun and Ms. Lipson’s affiliated trusts. In response to the Staff's comment, the disclosure has been revised on pages 3 and 94 of the Amended Proxy Statement.

Litigation, page 9

6.	Please supplementally provide the pleadings in the law suits referenced in this section.

6.	In response to the Staff’s comment, we will supplementally provide the requested pleadings.

Regulatory Approvals, page 9

7.	Provide additional details about the MOFCOM approval process, including the approximate anticipated timing of the required approvals.

7.	In response to the Staff’s comment, the disclosure has been revised on pages 9 and 85 of the Amended Proxy Statement.

Special Factors – Background of the Merger, page 17

8.	As described in this section, Morgan Stanley was provided with multiple sets of financial projections and “certain supporting materials” (as referenced on page 21) during the course of the negotiation and evaluation of this transaction. While some projections are disclosed in the proxy statement under “Projected Financial Information” on page 67, it does not appear that all are. Please disclose all of the projections that were provided to Morgan Stanley or explain why disclosure is not required.

8.	The Company respectfully advises the Staff that, as set forth in the proxy statement, the management projections, as initially provided to Morgan Stanley in January 2013, included a five year projection set which was revised and/or updated by management of the Company several times, most recently in October 2013. The summary of management’s projection set is derived from the October 2013 update. Because the projection set was revised and updated over time, the Company believes earlier versions of the projection set (except for the previously disclosed January 2013 projection set, which is also referred to in connection with Morgan Stanley’s opinion) are not material and disclosure of such earlier versions of the projection set (except for such January 2013 projection set) would be confusing and misleading to stockholders. Accordingly, for the forgoing reasons, the Company does not believe the earlier versions of the projection set are required to or should be disclosed.

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9.	Refer to the last comment above. If you disclose additional projections in response to this comment, include disclosure about the underlying assumptions and limitations for that information.

9.	Not applicable.

10.	We note the disclosure on page 22 that TPG Asia retained Goldman Sachs as its financial advisor. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to Goldman. File any written materials provided, including any “board books.” See Item 1016(c) of Regulation M-A.

10.	The Company has been advised by the Buyer Consortium that neither TPG nor TPG Asia has received any report, opinion or appraisal from Goldman Sachs that is materially related to the Rule 13E-3 transaction. In response to the Staff's comment, the disclosure has been revised on page 61 of the Amended Proxy Statement.

11.	Fosun is a filing person on the Schedule 13E-3 and its participation in the transaction was a condition of TPG entering into the Merger Agreement. Therefore, please provide additional background information about the contacts between those two parties relating to the negotiation of the merger, and the sale of Chindex’s CML subsidiary to Fosun.

11.	In response to the Staff's comment, the disclosure has been revised on pages 29 and 30 of the Amended Proxy Statement.

12.	Refer to the disclosure on page 25 that “it was understood that Fosun would consider participating in post-merger financing of the Company’s long term growth plan, subject to its review of information relating to the Company’s capital expansion plans and projections.” To the extent that the projections provided to Fosun are not already disclosed, please do so in a revised proxy statement. In addition, the future growth and expansion plans contemplated for the Company should be described.

12.	In response to the Staff’s comment with respect to the projections, please see the response to comment 8 above. As indicated in the Proxy Statement, certain of the projections that were provided to Morgan Stanley were made available to TPG Asia and Fosun in connection with their respective due diligence concerning the Merger.

In response to the Staff’s comment with respect to the future growth and expansion plans contemplated for the Company, the disclosure has been revised on page 26 of the Amended Proxy Statement.

Reasons for the Merger; Recommendations of the Transaction Committee and the Board of Directors..., page 42

13.	Expand to address how the Transaction Committee and the Board considered the sale of CML to Fosun in assessing fairness.

13.	In response to the Staff’s comment, the disclosure has been revised on page 50 of the Amended Proxy Statement.

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14.	Refer to the bottom of page 43. Expand the discussion of the risks that financing would not be available to support the Company’s expansion plans. If Fosun was willing to fund future expansion after the merger, did the Board explore whether it would do so if the Company remained independent?

14.	In response to the Staff’s comment with respect to the discussion of the risks that financing would not be available to support the Company’s expansion plans, the disclosure has been revised on page 45 of the Amended Proxy Statement.

In response to the Staff’s comment with respect to Fosun’s willingness to fund future expansion after the merger, the Company respectfully advises the Staff that the Transaction Committee’s understanding is that Fosun’s willingness to fund such future expansion was only discussed with the Buyer Consortium and was not proposed or discussed with the Company under any circumstances. Further, the Transaction Committee understood that Fosun was not interested in funding any expansion projects if the Company remained independent except at Common Stock prices unacceptable to the Audit Committee of the Board of Directors of the Company.

15.	Refer to the disclosure in the second bullet point on page 47. Did the filing persons at any time discuss or consider the possibility that after the merger, the Company could engage in a public offering or list on the Hong Kong Stock Exchange? If so, please summarize those discussions. In this regard, we note the provisions of the Term Sheet included as Exhibit A beginning on page A-A-2-3. On page A-A-2-8 under “Exit Provisions,” the agreement provides for certain rights if “an IPO of the Company on an internationally recognized stock exchange does not occur by the 3rd anniversary of the closing of the proposed transaction.” Any such plans should be fully described in an appropriate section of the proxy statement. In addition, such plans should be explained as they relate to the discussion of affiliates’ interests in the proposed merger.

15.	The Company has been advised by the Buyer Consortium that the members of the Buyer Consortium discussed potential exit options following the proposed transaction, including a public offering or a sale of the Company, and their respective rights and obligations with respect thereto in general terms in connection with the negotiation of the term sheet attached as Exhibit B to the Support Agreement. However there were no specific discussions regarding plans for an initial public offering or a listing on the Hong Kong Stock Exchange. Other than as described in the Amended Proxy Statement, there are no present plans or proposals that relate to or would result in any of the transactions described under Item 1006(c)(1) to (8) of Regulation M-A. In response to the Staff’s comment, the disclosure has been revised on page 30 of the Amended Proxy Statement.

Other than as disclosed on page 48 of the Amended Proxy Statement, the Transaction Committee did not consider the potential consequences of a post-Merger initial public offering or a listing on the Hong Kong Stock Exchange by Parent in any substantive respect.

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16.	Refer to our comment above and the last bullet point on page 47. Expand to explain why the sale of the Company’s interest in CML to Fosun as part of the transaction was viewed negatively by the Transaction Committee and the Board.

16.	In response to the Staff’s comment, the disclosure has been revised on page 49 of the Amended Proxy Statement.

Opinion of Financial Advisor to the Transaction Committee, page 50

17.	Clarify whether the comparable companies listed at the top of page 53 represent all of the companies included in the comparable company trading multiples analysis. If not, revise to include all such companies and to explain how they were selected.

17.	In response to the Staff’s comment, the Company confirms that the comparable companies listed on page 54 of the Amended Proxy Statement represent all of the companies included in Morgan Stanley’s comparable company trading multiples analysis.

18.	With respect to the “Premiums Paid Analysis” section on page 53, clarify whether the only basis for the selection of the transactions analyzed was the $100,000,000 and $200,000,000 transaction values.

18.	In response to the Staff’s comment, the Company confirms that the basis for selection of the two “Premium Paid Analysis” mentioned in the Staff’s comment were (i) premiums paid in transactions with a transaction value of $100,000,000 or more in the United States where the consideration was cash over the course of a twenty-four year period ending with calendar year 2013 and (ii) premiums paid to a company’s 52-week high stock price in transactions having a transaction value of $200,000,000 or more in the United States where the consideration was cash during from the period from January 2007 to August 2013, which was the date that Morgan Stanley compiled the analysis.

19.	Refer to the disclosure on page 59 that certain entities and individuals “may have committed... to invest in private equity funds managed by affiliates of TPG and TPG Capital, L.P.” To the extent that commitments are already in place, revise to state this definitively and to quantify the figures involved and to identify the individuals and entities. We may have additional comments.

19.	The Company respectfully advises the Staff that the disclosure referenced in the Staff’s comment is customary and regularly found in financial advisor opinions with respect to similar transactions.

Morgan Stanley has confirmed to the Company that, to Morgan Stanley’s knowledge, no members of the Morgan Stanley “deal team” for this transaction had, as of the date of its fairness opinion, directly committed amounts to TPG or TPG Capital, L.P. The disclosure referenced in the Staff's comment is intended to be broad since it is impractical to ascertain (i) information regarding Morgan Stanley and its affiliates or the directors and officers of Morgan Stanley given the size of Morgan Stanley’s organization and (ii) whether there are indirect allocations, such as through blind trusts. Further, the Company believes that disclosure of such holdings or commitments would not be of material interest to the stockholders of the Company.

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20.	We note the opinion of Morgan Stanley included as Appendix B to the proxy statement states that Morgan Stanley reviewed the book value of CML as of December 31, 2013 and discussed the past and current operations and financial condition and the prospects of CML with the Transaction Committee and member of management of Chindex. Expand to summarize how Morgan Stanley analyzed the sale of the CML interest in reaching its fairness determination.

20.	In response to the Staff’s comment, the disclosure has been revised on pages 58 and 59 of the Amended Proxy Statement.

Purposes and Reasons of the Company for the Merger, page 62

21.	Describe the alternatives considered by the Company and the other filing persons in lieu of the proposed merger. What consideration did the Company give to remaining independent? See Item 1013(b) of Regulation M-A.

21.	With respect to the Company, the disclosure has been revised on pages 6 and 64 of the Amended Proxy Statement. With respect to the other filing persons, the Company has been advised by the Buyer Consortium that as disclosed on page 65 of the Amended Proxy Statement, in the course of considering the going private transaction, the Buyer Consortium did not consider alternative transaction structures.

22.	Describe the reasons for the timing of the proposed merger, from the perspective of the Company as well as the other filing persons. See Item 1013(c) of Regulation M-A.

22.	In response to the Staff’s comment, the disclosure has been revised on pages 6 and 64 of the Amended Proxy Statement.

Certain Effects of the Merger, page 65

23.	Refer to the chart on page 67 of the proxy statement. Revise to include the potential effect on the Additional Rollover Stockholders.

23.	As noted in the response to comment 3 above, the Buyer Consortium has advised that it does not expect the Additional Rollover Stockholders to hold in the aggregate (including in respect of Co-Invest Awards) more than 2.5% of the equity in Parent after the Merger. The Company expects the maximum aggregate number of outstanding shares to be contributed to Parent by the Additional Rollover Stockholders to be included in the definitive proxy statement. In response to the Staff's comment, the disclosure has been revised on page 69 of the Amended Proxy Statement.

Projected Financial Information, page 67

24.	Summarize the material assumptions and limitations on the projected financial information disclosed.

24.	In response to the Staff’s comment, the disclosure has been revised on page 70 of the Amended Proxy Statement.

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The Parties to the Merger, page 88

25.	Describe the relationship of the three parties listed here to the filing persons on the Schedule 13E-3.

25.	In response to the Staff's comment, the disclosure has been revised on page 91 of the Amended Proxy Statement.

Important Information Regarding the Buyer Consortium, page 135

26.	Describe the relationship between TPG Capital and TPG Asia to TPG Asia VI, LP.

26.	In response to the Staff's comment, the disclosure has been revised on page 139 of the Amended Proxy Statement.

27.	We note that Guangchang Guo is listed individually as a filer on the Schedule 13E-3. Explain his role in the proposed merger, other than as a director of Fosun Parent and its affiliates.

27.	The Company has been advised by the Buyer Consortium that Mr. Guangchang Guo does not have a role in the proposed merger other than as a director of Fosun Parent and its affiliates.

[Remainder of page intentionally left blank]

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As requested by the Staff in the closing comments of the comment letter, attached hereto as Annex A is a written acknowledgement of certain matters by the filing persons. If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

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ANNEX A

Each of the Company and the other filing persons acknowledges that:

●	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated as of June 25, 2014

CHINDEX INTERNATIONAL, INC.

By:	/s/ Kenneth A. Nilsson
Name: Kenneth A. Nilsson
Title: Chairman of the Board of Directors

HEALTHY HARMONY HOLDINGS, L.P.

By: Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

HEALTHY HARMONY ACQUISITION, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA VI, L.P.

By:	TPG Asia GenPar VI, L.P., its general partner

By:	TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

MS. ROBERTA LIPSON

By:	/s/ Roberta Lipson

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors and Executive Director

SHANGHAI FOSUN HIGH TECHNOLOGY (GROUP) CO., LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors and Executive Director

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Mr. Guangchang Guo

By:	/s/ Guangchang Guo

cc:	Ling Huang (Cleary Gottlieb Steen & Hamilton LLP)
Victor Lewkow (Cleary Gottlieb Steen & Hamilton LLP)
Chengfei Ding (Baker & McKenzie LLP)
Jon L. Christianson (Skadden Arps Slate Meagher & Flom LLP)